GRIFOLS, S.A. Avinguda de la Generalitat, 152-158 Parc Empresarial Can Sant Joan Sant Cugat del Vallés 08174 Barcelona, Spain Tel.: +34 93 571 07 67 www.grifols.es July 13, 2012

VIA ELECTRONIC TRANSMISSION

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Grifols SA
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
File No. 001-35193

Dear Mr. Rosenberg:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-35193) (the “2011 Annual Report”) of Grifols, S.A. (the “Company”), in your letter dated July 5, 2012 (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter.

For your convenience, the Staff’s comments are set forth in this letter in bold italics, followed by our responses.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Critical Accounting Policies

(f) Revenue Recognition, page 66

1.	Please refer to your response to comment 3. It is not clear whether your proposed table includes amounts recorded as a result of adjustments to prior year’s estimates. Please provide us proposed disclosure to be included in future periodic that clarifies whether any adjustments recorded related to estimates of prior periods have been material.

Jim B. Rosenberg

United States Securities and Exchange Commission

July 13, 2012

In response to the Staff’s comment No. 1, we will add footnotes indicating any credited amounts that are related to prior period estimates to our previously proposed table regarding reductions in gross revenue in substantially the form set forth below:

	Chargebacks	Cash discount	Volume rebates	Medicare/ Medicaid	Other rebates	Total
	(in thousands of Euros)

Balance at December 31, 2009	0	665	1,145	2,419	0	4,229

Current estimate related to sales made in current period	23,557	7,629	12,580	5,656	8,740	58,162
(Actual returns or credits in current period related to sales made in current period)	(23,557)	(7,144)	(9,700)	(3,964)	(7,907)	(52,272)
(Actual returns or credits in current period related to sales made in prior periods)	0	0	(796)	(1,154)	0	(1,950)

Balance at December 31, 2010	0	1,150	3,229	2,957	833	8,169

Balance from companies acquired in 2011	2,466	1,199	7,506	6,352	0	17,523	(1)
Current estimate related to sales made in current and prior periods	38,248	16,135	25,079	9,945	16,151	105,558	(2)
(Actual returns or credits in current period related to sales made in current period)	(35,145)	(16,698)	(16,561)	(5,336)	(15,472)	(89,212	)(3)
(Actual returns or credits in current period related to sales made in prior periods)	(2,032)	0	(10,822)	(5,210)	(833)	(18,897	)(4)

Balance at December 31, 2011	3,537	1,786	8,431	8,708	679	23,141

(1)	Incorporation of opening balances at June 1, 2011 as result of the acquisition of Talecris.
(2)	Actual net impact on the P/L: Estimated on current year +/- adjustments from prior periods. The adjustments recorded in 2011 related to prior period estimates were not material.
(3)	Amounts credited and posted against provisions for current period.
(4)	Amounts credited and posted against provisions for prior period.

Notes to Consolidated Financial Statements

(3) Business Combinations

(a) Talecris Biotherapeutics Holdings Corp. and subsidiaries, page F-18

2.	Please refer to your responses to comments 5 and 6. Please address the following additional comments:

•	Please provide us proposed disclosure to be included in future periodic reports to clarify that all of the items included in currently marketed products relate to the acquired product Gamunex.

Jim B. Rosenberg

United States Securities and Exchange Commission

July 13, 2012

Since all of the items included in our currently marketed product (CMP) relate to Gamunex, in response to the Staff’s comment No. 2, we propose to include the following revised table in our future Annual Reports on Form 20-F.

	Balances at 31/12/2010	Business Combinations	Additions	Translation differences	Balances at 31/12/2011
	(in thousands of Euros)
Current marketed products (“CMPs”):
- Gamunex	0	832,871	0	94,558	927,429

Total cost of intangible assets	0	832,871	0	94,558	927,429

Accumulated amortization of CMPs:
- Gamunex	0	0	(16,648)	(1,385)	(18,033)

Total accumulated amortization of intangible assets	0	0	(16,648)	(1,385)	(18,033)

Carrying amount of intangible assets	0	832,871	(16,648)	93,173	909,396

•

Please tell us why it is appropriate to treat the doctor-patient relationships as a single asset with the product rights, regulatory approval documentation and brand name intangible assets associated with Gamunex. In this regard, please explain how the doctor–patient relationships intangible assets lives extend to 30 years and therefore are similar to the other identified intangible assets.

In accordance with paragraph 37 of IAS 38, in a business combination the acquirer may recognize a group of complementary intangible assets as a single asset provided that the individual assets have similar useful lives.

The doctor-patient relationship refers to relationships that the Company has with hospitals. It is through these relationships that Gamunex, as well as the Company’s other products, are sold. Based on our historical experience with such relationships, once established hospital relationships remain in place over a long-term period. It is not currently anticipated that the manner in which Gamunex is sold or nature of hospital relationships will change in the future. For this reason we considered these relationships to have a similar useful life as the other intangible assets composing the CMP and accordingly recognize those as being complementary and as a single asset. We propose changing the phrase “doctor-patient relationships” to “hospital relationships” in our future filings as it more accurately portrays the nature of the relationship.

Jim B. Rosenberg

United States Securities and Exchange Commission

July 13, 2012

•

Please tell us why you do not amortize your currently marketed intangible assets on some accelerated basis. In this regard, paragraph 97 of IAS 38 requires the amortization of intangible assets using a method that reflects the pattern in which the future economic benefits of the assets are expected to be consumed. In this regard, it appears that during the life-cycle of any pharmaceutical product, the economic benefits are higher in the early years in which market exclusivity exists and lower in later years when generic competition is introduced. If you believe you cannot reliably determine the expected pattern of consumption of the future economic benefits, please tell us why not in light of your experience in the market and the experience of other market participants.

Paragraph 97 of IAS 38 states that the method for amortizing intangible assets should reflect the pattern of benefits that are expected to be received from its consumption but “if that pattern cannot be determined reliably, the straight-line method shall be used.” Based on the factors explained below, we believe that the economic benefits of our currently marketed intangible assets will be recognized evenly over its estimated life.

The nature of the underlying product, Gamunex, associated with the currently marketed intangible assets is a derivative protein of human blood. This has historically been the case and it is not currently anticipated to change.

These proteins are very complex molecules, which cannot be synthesized by a chemical process. They can only be synthesized using biological techniques and materials. In the case of immunoglobulins, which are used for Gamunex, the synthesis process is even more complex because there is not a single molecule but specific variations of molecules needed to produce them. The complexity of the product makes it impossible to replicate intravenous immune globulin (IVIG) through synthetic alternative technologies. Gamunex is an IVIG product.

Plasma fractionation is the only possible process for creating this product. Given the significant hurdle of obtaining requisite regulatory approval to produce and distribute the product in various jurisdictions, the capital necessary to support the manufacturing infrastructure and the technological know-how required to produce such products, there is a high barrier of entrance for any competition. As a result, the risk of obsolesce of our product or replacement of our product by a generic manufacture is extremely limited. Considering that generic competitors are often not a factor in this segment of the industry and no known projects from any of the competitors exist for new, innovative or synthetic products, this indicates that the product will have a long life.

CMP useful life was established at 30 years because we believe that it represents the expected life cycle of the product. As stated above, the historic and future nature of blood derivatives, including Gamunex, has not and is not expected to change materially over time.

Jim B. Rosenberg

United States Securities and Exchange Commission

July 13, 2012

Based on the above mentioned factors and our projections of stable future economic benefits, we consider the straight-line method the most appropriate method for amortizing our currently marketed intangible assets.

* * * * * * *

In connection with responding to the Comment Letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Alfredo Arroyo
Alfredo Arroyo
Chief Financial Officer